Zillow Group, Inc.

1301 Second Avenue, Floor 31

Seattle, WA 98101

June 16, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Craig D. Wilson, Senior Assistant Chief Accountant

Re:	Zillow, Inc.
Form 10-K for Fiscal Year End December 31, 2014
Filed February 17, 2015
File No. 001-35237

Zillow Group, Inc.
Form 8-K
Filed May 12, 2015
File No. 001-36853

Form 10-Q for Quarterly Period Ended March 31, 2015
Filed May 12, 2015
File No. 001-36853

Dear Mr. Wilson:

This letter responds to the letter dated June 10, 2015, from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”) for Zillow, Inc. (“Zillow”), and the Current Report on Form 8-K filed on May 12, 2015 (the “Form 8-K”) and the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015 (the “Form 10-Q”) for Zillow Group, Inc. (“Zillow Group” or the “Company”).

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the comment letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italicized print below. Unless otherwise noted, references in this letter to page numbers and section headings refer to page numbers and section headings in the Form 10-K, Form 8-K or Form 10-Q, as indicated.

June 16, 2015

Form 10-K for Fiscal Year Ended December 31, 2014

Liquidity and Capital Resources

Contractual Obligations, page 61

1.	Please tell us what consideration was given to including unrecognized tax benefits within your contractual obligations table or providing a discussion of the reasons they are excluded in an accompanying note. Please refer to Item 303(a)(5) of Regulation S-K and Section C of SEC Release 33-9144.

Response: The Company respectfully acknowledges the Staff’s comment and has considered the guidance within Item 303(a)(5) of Regulation S-K and Section C of SEC Release 33-9144. The Company does not believe the unrecognized tax benefits should be included in the contractual obligations table given the nature of the unrecognized tax benefits. The Company’s unrecognized tax benefits relate entirely to research and development credits and are not representative of cash obligations of the Company. A potential loss of all or a portion of the research and development credits under income tax examination would result in a reduction to the credit, however no specific cash taxes would be paid in the Company’s current circumstances because the Company does not have a material amount of reportable taxable income and has significant net operating loss carryforwards. The Company, therefore, does not believe the unrecognized tax benefits represent a cash requirement arising from a contractual payment obligation within the meaning of Regulation S-K Item 303(a)(5). Additionally, because the research and development tax credits have not been utilized and the timing of when they may be utilized is currently unknown, the Company believes including the unrecognized tax benefits within the contractual obligations table could be misleading.

In light of the Staff’s comment, in future filings the Company will include a discussion of the reasons the unrecognized tax benefits are excluded from the contractual obligations table by adding the following language (or substantially similar language):

We have excluded unrecognized tax benefits from the contractual obligations table above because we cannot make a reasonably reliable estimate of the amount and period of payment due primarily to our significant net operating loss carryforwards.

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Notes to Consolidated Financial Statements

Legal Proceedings, page 93

Note 12. Commitments and Contingencies

2.	We note that you have multiple legal proceedings for which you have not recorded an accrual since you believe a material loss is not probable, a loss is not reasonably estimable, or both. Please revise to disclose if there is a reasonable possibility that a loss or an additional loss in excess of amounts accrued may be incurred. If so, please tell us what consideration you gave to disclosing an estimate of the additional possible loss or range of loss or a statement that such an estimate cannot be made. Refer to ASC 450-20-50-3 and 4. Similar concerns apply to your Form 10-Q for the Quarterly Period Ended March 31, 2015.

Response: The Company respectfully acknowledges the Staff’s comment and notes that members of the Company’s financial team consult with the Company’s General Counsel on at least a quarterly basis in order to evaluate the status of each legal matter and determine the probability of the incurrence of a loss and whether a loss is reasonably estimable, along with evaluating the quarterly disclosures regarding such matters for compliance with ASC 450-20-50-3 and 4. The Company considers the underlying facts of each matter and applicable laws to make this determination. In determining whether it is possible to provide an estimate of a loss or range of possible loss, the Company reviews and evaluates, among other factors, the nature and scope of each claim, the facts in dispute, the relief requested, substantive and procedural rulings by the court, relevant statutes and case law and their likely applicability to the matter, the Company’s available legal defenses, the Company’s litigation strategies, the procedural posture of the matter, and opportunities for settlement. This analysis is based on management’s best judgment and in consultation with counsel. If the Company determines that an adverse outcome is not probable or that the financial impact of an adverse outcome is not reasonably estimable, the Company does not accrue for a potential loss.

With respect to the securities class action lawsuit, first filed in November 2012 in the U.S. District Court for the Western District of Washington at Seattle, the parties stipulated to dismiss with prejudice the plaintiffs’ appeal of a prior judgment of dismissal on March 24, 2015. As a result and after such date, the Company’s management does not believe a loss associated with this matter is probable. The Company disclosed the dismissal of plaintiffs’ appeal in the Form 10-Q and noted that a loss is not probable.

The Company has concluded that, with respect to the other litigation matters disclosed in Note 12 of the Form 10-K and in Note 14 of the Form 10-Q, it cannot reasonably estimate possible losses associated with those matters. An assessment of the possible losses that the Company may incur would require the Company to make judgments for

June 16, 2015

which there would be no reasonably substantive basis because of the scope of the claims presented, the complexity of the factual and legal issues involved, and the level of uncertainty with respect to the relief that may be granted to counterparties. Estimating possible losses would require significant speculation about possible conduct of litigation counterparties and the decisions of factfinders and tribunals on complex questions of fact and law, as well as an assessment of novel claims or claims that are at preliminary stages of adjudication. As a result, the Company believes a range of possible loss is not estimable for asserted and probable unasserted claims. In future filings, the Company will, consistent with ASC 450-20-50-3 and 4, include a statement disclosing if there is a reasonable possibility that a loss or an additional loss in excess of amounts accrued may be incurred, and if so, whether an estimate of the additional possible loss or range of loss can be made or a statement that such an estimate cannot be made.

In light of the Staff’s comments, if it is not reasonably possible to provide a meaningful estimate of the possible loss or range of possible loss, the Company intends to clarify its disclosure in future filings by adding the following language (or substantially similar language):

We are involved in a number of legal proceedings concerning matters arising in connection with the conduct of our business activities, some of which are at preliminary stages and some of which seek an indeterminate amount of damages. We regularly evaluate the status of legal proceedings in which we are involved to assess whether a loss is probable or there is a reasonable possibility that a loss or additional loss may have been incurred to determine if accruals are appropriate. We further evaluate each legal proceeding to assess whether an estimate of possible loss or range of loss can be made if accruals are not appropriate. For certain cases described below, management is unable to provide a meaningful estimate of the possible loss or range of possible loss because, among other reasons, (i) the proceedings are in preliminary stages; (ii) specific damages have not been sought; (iii) damages are unsupported and/or exaggerated; (iv) there is uncertainty as to the outcome of pending appeals or motions; (v) there are significant factual issues to be resolved; and/or (vi) there are novel legal issues or unsettled legal theories presented. For these cases, however, management does not believe, based on currently available information, that the outcomes of these proceedings will have a material effect on our financial position, results of operations or cash flow.

Form 8-K filed May 12, 2015

Pro Forma Financial Information, page 7

3.	Please tell us whether the pro forma measures included in this filing are intended to be presented in accordance with Article 11 of Regulation S-X. If so, please tell us how you

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considered the requirements of Article 11-02(b) of Regulation S-X in your presentation. Specifically, tell us the factors considered when determining that a tabular presentation of historical results with clearly described adjustments was not necessary. If this measure is not intended to be presented in accordance with Article 11, please tell us how your disclosure meets all the requirements of Item 10(e)(i) of Regulation S-K and Regulation G.

Response: The Company respectfully acknowledges the Staff’s comment and informs the Staff that the measures of pro forma revenue, pro forma net loss and pro forma net loss per share – basic and diluted included in the Form 8-K were calculated in accordance with Article 11 of Regulation S-X. The Company acknowledges, however, that these pro forma measures were not presented, nor were they intended to be presented, in the Form 8-K in accordance with all of the presentation requirements of Article 11 of Regulation S-X. Although the Company did not provide a tabular presentation of historical results and the related adjustments as contemplated by Article 11-02(b)(4), the limited number of pro forma adjustments made to calculate the pro forma financial measures were summarized in the footnotes that accompany the presentation. Further, the pro forma financial information included in the Form 8-K is based on the historical results of Zillow and Trulia calculated in accordance with U.S. Generally Accepted Accounting Principles (GAAP), as adjusted by the adjustments described in the footnotes that accompany the presentation of the pro forma financial measures.

The Company included the pro forma financial measures in the Form 8-K to provide additional insights into the underlying trends of the combined Company post-acquisition. The Company completed its acquisition of Trulia, Inc. mid-quarter on February 17, 2015. Because of the acquisition’s impact on the Company’s financial results and the fact that it was completed mid-quarter, the Company’s management believed that supplementing reported financial results with pro forma financial results would promote a better understanding of the financial position of the combined Company, both with respect to the quarterly fiscal period on a standalone basis and as a basis of comparison for future fiscal periods.

With respect to the requirements of Item 10(e)(i) of Regulation S-K and Regulation G, the Company respectfully notes the following:

•	For each of the pro forma measures included in the Form 8-K, including pro forma revenue, pro forma net loss, pro forma net loss per share and pro forma Adjusted EBITDA, the Company also presented with equal prominence the most directly comparable financial measures calculated and presented in accordance with GAAP in accordance with Item 10(e)(i)(A) of Regulation S-K, including GAAP revenue, GAAP net loss and GAAP net loss per share. In the first paragraph of Exhibit 99.1 of the Form 8-K, the Company highlighted the distinction between reported and pro forma results and directed readers to the reconciliation tables and related footnote disclosures included therein.

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•	The Company included a reconciliation (by schedule or other clearly understandable method) for pro forma net loss and pro forma Adjusted EBITDA. The pro forma financial information included on page 7 of Exhibit 99.1 of the Form 8-K includes footnote disclosures that quantitatively describe the pro forma adjustments that were made to the historical financial statements to arrive at the pro forma net loss. In addition, page 7 of Exhibit 99.1 of the Form 8-K includes a reconciliation of pro forma Adjusted EBITDA to pro forma net loss.

•	Each pro forma measure was considered as follows:

Pro forma revenue: The pro forma revenue presented is the sum of the GAAP revenue for Zillow and Trulia because no pro forma adjustments to revenue were required.

Pro forma net loss: Because there were a limited number of pro forma adjustments required to calculate pro forma net loss, a narrative footnote description of the pro forma adjustments was included on page 7 of Exhibit 99.1 of the Form 8-K. The Company believes the pro forma adjustments are easily understood in light of the footnote descriptions provided. The pro forma net loss is the sum of Zillow’s and Trulia’s net loss, subject to the described pro forma adjustments.

Pro forma net loss per share – basic and diluted: The pro forma net loss per share – basic and diluted can be calculated from the pro forma net loss and pro forma weighted-average shares outstanding – basic and diluted included in the Form 8-K.

Pro forma weighted-average shares outstanding – basic and diluted: In light of the Staff’s comment, the Company acknowledges that pro forma weighted-average shares outstanding – basic and diluted cannot be easily calculated. In future filings that include similar pro forma measures, the Company will include the detailed calculation of pro forma weighted-average shares outstanding – basic and diluted, including disclosure of the historical GAAP weighted average shares used in computing earnings per share and the number of shares of the Company’s Class A common stock issued in connection with the Company’s acquisition of Trulia.

Pro forma Adjusted EBITDA: The Company included a reconciliation of pro forma Adjusted EBITDA to pro forma net loss on page 7 of Exhibit 99.1 of the Form 8-K. The Company notes that pro forma Adjusted EBITDA can be calculated subject to immaterial differences by summing the Adjusted EBITDA for Zillow and Trulia.

June 16, 2015

•	The Form 8-K filing includes a statement disclosing the reasons why the Company’s management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the Company’s financial condition and results of operations in accordance with Item 10(e)(i)(C) of Regulation S-K. On page 1 of Exhibit 99.1 of the Form 8-K filing the Company includes the following disclosure:

The pro forma results are presented in order to provide additional insights into the underlying trends in the business.

In addition, page 5 of Exhibit 99.1 of the Form 8-K filing includes the following disclosure:

The pro forma financial results included in this press release, although helpful in illustrating the financial characteristics of Zillow Group under one set of assumptions, are not true historical financial results. They are provided for informational purposes and do not attempt to represent Zillow Group’s actual financial condition if the acquisition had been completed on the applicable dates of the financial statements presented herein or predict or suggest future results.

The Company respectfully advises the Staff that the pro forma measures are not used by the Company’s management for any other purposes.

Form 10-Q for the Quarterly Period Ended March 31, 2015

Notes to Condensed Consolidated Financial Statements

Note 6. Acquisition of Trulia, page 16

4.	You disclose on page 18 that disclosure of the amounts of revenue and earnings of Trulia since the date of acquisition is impracticable because discrete financial information is not available. Please address the following:

•	In light of this statement, please tell us how you were able to calculate pro forma income disclosures for your Form 8-K filed on May 12, 2015.

•	Tell us further why a one segment presentation precluded you from obtaining discrete financial information to satisfy your disclosure requirement pursuant to ASC 805-10-50-2 given the materiality of the acquisition of Trulia to your financial statements.

June 16, 2015

Response: The Company respectfully advises the Staff that the lack of availability of discrete financial information for Trulia since the date of acquisition did not impact the Company’s ability to calculate pro forma income disclosures in the Company’s Form 8-K. Given the operating results of Zillow and Trulia were reported on a consolidated basis since the date of the acquisition, no pro forma adjustments were required for the post-combination period from February 17, 2015 to March 31, 2015, other than the pro forma adjustments to eliminate direct and incremental acquisition-related costs and restructuring costs, both of which items are separately recorded in the Company’s consolidated statements of operations. Because the pro forma adjustments required for the period from February 17, 2015 to March 31, 2015 did not require additional visibility into discrete Trulia financial information, discrete Trulia financial information was not required for purposes of preparing the pro forma income disclosures included in the Form 8-K. Outside of the specific pro forma adjustments noted above, all pro forma adjustments required for purposes of the pro forma income disclosures in the Form 8-K were only required as related to the pre-combination period.

In connection with the Company’s acquisition of Trulia on February 17, 2015, the Company performed an assessment to evaluate the Company’s segment reporting pursuant to ASC 280. The Company concluded that post-acquisition, the Company continues to have one reportable segment, in part due to the fact that the Company does not have discrete financial information available for Trulia.

In the Company’s future Form 10-Q and Form 10-K filings, the Company will revise the disclosure to more clearly explain why discrete financial information is not available pursuant to ASC 805-10-50-2 as follows (or with substantially similar language):

The results of operations related to the acquisition of Trulia have been included in our financial statements since the date of acquisition of February 17, 2015. However, disclosure of the amounts of revenue and earnings of the acquiree since the acquisition date is impracticable because discrete financial information is not available due to the rapid integration of Zillow’s and Trulia’s operations.

Given the economic similarity of Zillow’s and Trulia’s operations and the significant opportunities to achieve operating synergies, the Company rapidly commenced the integration of Trulia’s operations into Zillow’s operations immediately following consummation of the acquisition. These integration activities began on February 17, 2015, at which time the Company undertook a restructuring plan that has resulted in a total workforce reduction of nearly 350 employees as of the date hereof, primarily to eliminate overlapping positions in the sales and marketing functions related to Trulia’s workforce at its Bellevue, Denver, New York and San Francisco locations. As disclosed in the Form 10-Q, the restructuring plan is a result of the integration of Trulia’s business

June 16, 2015

and operations with and into Zillow’s business. In addition to eliminating a significant number of over-lapping positions via the restructuring plan, the Company has integrated its mortgage, rental and display products and sales across Zillow and Trulia. In addition, as discussed further below in our response to comment number 5, the Company expects to fully integrate the Zillow and Trulia agent advertising products onto one platform by the end of 2015. Upon completion of the Company’s integration of the agent advertising products by the end of 2015, agent advertisers will not separately purchase advertising on Zillow and Trulia, but rather will purchase advertising for display across both domains, which will be sold by a unified sales team.

Due to the fact that the Company rapidly commenced the integration of Trulia’s operations into Zillow’s operations immediately following consummation of the acquisition, the accounting for the operations of Trulia was also immediately integrated into Zillow’s accounting processes and procedures. Therefore, it would be impracticable to obtain discrete financial information for Trulia for the period from February 17, 2015 to March 31, 2015 given the operating results of Zillow and Trulia were not separately recorded by the Company. The Company believes that making every reasonable attempt to obtain the discrete financial information of Trulia would not be meaningful given any allocations of revenue and operating expenses to Zillow and Trulia would be arbitrary after the acquisition date due to the rapid integration of Trulia’s operations into Zillow’s as described above.

Key Growth Drivers, page 33

5.	In your correspondence dated August 23, 2012, you stated that in the event the number of unique users to domain names other than Zillow.com becomes meaningful, you will consider separately disclosing the number of unique users by domain name. In light of that statement, please tell us whether you considered reporting the number of unique users for Trulia separately from Zillow. If you do not believe separate disclosure of unique users by domain is meaningful subsequent to the acquisition of Trulia, please tell us why in your response.

Response: The Company respectfully acknowledges the correspondence dated August 23, 2012, and has considered whether it would be meaningful to separately disclose the number of unique users for Trulia and Zillow. The Company concluded that separate disclosure would not be meaningful because the Company does not expect to sell its advertising products on a separate-brand basis once integrated by the end of 2015. Unique users drive impressions, clicks, contacts, and other events that the Company monetizes through its advertising products, and these advertising products are, or are expected to be in the near-term, integrated across the Zillow and Trulia brands.

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More specifically, the Company expects to fully integrate the Zillow and Trulia agent advertising products onto one platform by the end of 2015. The Company disclosed the following on page 34 of the Form 10-Q:

By the end of 2015, we expect to integrate the Zillow and Trulia agent advertising products into one platform, including the buyer’s agent list, featured listings and CRM tools. Upon completion of the integration, we expect to charge for our agent advertising product based on the number of impressions delivered on the buyer’s agent list in zip codes purchased and a contracted maximum cost per impression, similar to the way we currently charge for our Zillow Platinum Premier Agent product.

In addition, the Company has, as of the date hereof, integrated its mortgage, rental and display products and sales across Zillow and Trulia. Because the Company does not expect to monetize its advertising products differently across Zillow and Trulia and the Company’s advertiser customers pay for and benefit from the Company’s services on an across-brand basis, the Company does not believe separate disclosure of Trulia’s unique users would be meaningful.

6.	In your earnings call on May 12, 2015, you stated that you intend on maintaining and investing in the Trulia brand in terms of product development and advertising in 2015 and beyond. In light of this, please tell us what consideration was given to separately disclosing the number of agent advertisers for each material domain name. Similarly, please tell us what consideration was given to separately disclosing the average monthly revenue per advertiser disclosed on page 38.

Response: The Company respectfully advises the Staff that the Company considered separately disclosing the number of agent advertisers and the average monthly revenue per advertiser for each material domain name. However, the Company concluded that the health of our agent advertising products is better represented by the composite view of total Zillow Group agent advertisers, in part because of the current overlap in agents who advertise on both Zillow and Trulia. In addition, the Company determined that separate disclosure would not be meaningful given the Company’s near-term plan to integrate the Zillow and Trulia agent advertising products onto one platform as discussed in the Company’s response to comment number 5 above. Upon completion of the Company’s integration of the agent advertising products by the end of 2015, agent advertisers will not separately purchase advertising on Zillow and Trulia, but rather will purchase advertising for display across both domains that will be sold by a unified sales team. Thus, there will be no delineation between Zillow and Trulia agent advertisers, and disclosure of the number of agent advertisers and the average monthly revenue per advertiser for each domain name will not be possible.

The Company acknowledges that:

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•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K, the Form 8-K and the Form 10-Q;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

We greatly appreciate your prompt response to this letter. If you have any further comments or questions regarding this letter, please contact the undersigned at (206) 470-7122.

Sincerely,

/s/ Chad M. Cohen

Chad M. Cohen

Chief Financial Officer

cc:	Andrew B. Moore
Perkins Coie LLP